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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934

                             -----------------------

                               `MYCOGEN CORPORATION
                            (Name of Subject Company)

                             THE DOW CHEMICAL COMPANY
                               ROFAN SERVICES INC.
                                CENTEN AG INC.
                               DOW AGROSCIENCES LLC
                                      and
                          AGROSCIENCES ACQUISITION INC.
                                    (Bidder)

                                  COMMON STOCK
                          PAR VALUE $0.001 PER SHARE
        (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  628452 10 4
                     (CUSIP Number of Class of Securities)

        John Scriven              Jane M. Gootee           Brian G. Taylorson
  Vice President, General        Vice President                President
   Counsel and Secretary       Rofan Services Inc.            Centen Ag Inc.
  The Dow Chemical Company       2030 Dow Center            2030 Dow Center
      2030 Dow Center        Midland, Michigan 48674     Midland, Michigan 48674
  Midland, Michigan 48674         (517) 636-1000              (517) 636-1000
       (517) 636-1000


                  Louis W. Pribila                    Brian G. Taylorson
            Vice President, Secretary                     President
                and General Counsel              AgroSciences Acquisition Inc.
               Dow AgroSciences LLC                    2030 Dow Center
               9330 Zionsville Road                Midland, Michigan 48674
            Indianapolis, Indiana 46268                (517) 636-1000
                (317) 337-3000

                                with a copy to:

                                Scott J. Davis
                               James T. Lidbury
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                           Chicago, Illinois 60603
                               (312) 782-0600
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                          CALCULATION OF FILING FEE
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Transaction Valuation*                     Amount of Filing Fee
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$374,232,918                               $74,847
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
* For purposes of calculating the filing fee only. This amount assumes the purchase of 11,532,381 shares of common stock (the "Shares") of the subject company at $28.00 in cash per Share as well as the purchase of 3,568,635 Shares subject to outstanding options at $28.00 per Share less the average exercise price per Share subject to such options of $13.6174.
/_/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       Not Applicable.     Filing Party:  Not Applicable.
Form or Registration Number:  Not Applicable.     Date Filed:    Not Applicable.
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                                  Page 1 of 7 Pages
                          Exhibit Index is located on Page 7

CUSIP No.: 628452 10 4                  14D-1
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1.   Name of Reporting Person: The Dow Chemical Company
     S.S. or I.R.S. Identification Nos. of Above Person:  38-1285128

     Name of Reporting Person:  Rofan Services Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-2853855

     Name of Reporting Person: Centen Ag Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-3355904

     Name of Reporting Person:  Dow AgroSciences LLC
     S.S. or I.R.S. Identification Nos. of Above Person:  35-1781118

     Name of Reporting Person: AgroSciences Acquisition Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-3409607

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2.   Check the Appropriate Box if a Member of a Group:                (a)  / /
                                                                      (b)  / /

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3.   SEC Use Only:

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4.   Sources of Funds:  WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f):                                                              / /

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6.   Citizenship or Place of Organization: Delaware (The Dow Chemical Company)
                                           Delaware (Rofan Services Inc.)
                                           Delaware (Centen Ag Inc.)
                                           Delaware (Dow AgroSciences LLC)
                                           Delaware (AgroSciences Acquisition
                                           Inc.)

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:    24,766,157
     Shares (except Centen Ag Inc. and AgroSciences Acquisition
     Inc., which beneficially own no shares)

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:            / /

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9.   Percent of Class Represented by Amount in Row (7):     68.3%

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10.  Type of Reporting Person:     CO (The Dow Chemical Company)
                                   CO (Rofan Services Inc.)
                                   CO (Centen Ag Inc.)
                                   OO (Dow AgroSciences LLC)
                                   CO (AgroSciences Acquisition Inc.)

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                              Page 2 of 7

ITEM 1.   SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is Mycogen Corporation, a corporation organized under the laws of California (the "Company"), which has its principal executive offices at 5501 Oberlin Drive, San Diego, California 92121. Capitalized terms used in this Schedule 14D-1 and not defined herein shall have the meanings set forth in the Offer to Purchase dated September 4, 1998 (the "Offer to Purchase") attached hereto as Exhibit 99(a)(1).

(b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "The Tender Offer - 6. Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)-(d) and (g)     The information set forth in "Introduction" and "The Tender
          Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" of the Offer to Purchase is incorporated herein by reference.

(e)-(f) During the last five years, neither The Dow Chemical Company, a Delaware corporation, nor Rofan Services Inc., a Delaware corporation, nor Centen Ag Inc., a Delaware corporation, nor Dow AgroSciences LLC, a Delaware limited liability company ("Parent"), nor AgroSciences Acquisition Inc., a Delaware corporation ("Purchaser") and a majority-owned subsidiary of Parent, nor, to the best of their knowledge, any of the individuals listed in "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" or in Schedule I of the Offer to Purchase has
          (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)-(b) The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" and "The Tender Offer - 9. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in "The Tender Offer - 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b)-(c)   None.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(g) The information set forth in "The Tender Offer - 10. Purpose of the Offer; the Merger Agreement" and "The Tender Offer - 12.
          Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                                               SHARES
                                            BENEFICIALLY   PERCENTAGE
          NAME                                 OWNED       OF CLASS
          -----------------------           -------------  -----------
(a)-(b)   The Dow Chemical Company           24,766,157      68.3%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

          Rofan Services, Inc.               24,766,157      68.3%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

          Centen Ag Inc.                              0         0%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

          Dow AgroSciences LLC               24,766,157      68.3%
          9330 Zionsville Road
          Indianapolis, IN 46268
          (317) 337-3000

          AgroSciences Acquisition Inc.               0         0%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

The information set forth in "The Tender Offer--8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" and "The Tender Offer - 10. Purpose of the Offer; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth in "The Tender Offer - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" and "The Tender Offer - 12. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

This incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in this tender offer.

ITEM 10.    ADDITIONAL INFORMATION.

(a)         None.

(b)-(d) The information set forth in "The Tender Offer - 15. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

(e)         None.

(f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

(a) and (c) A list of exhibits filed with this Schedule 14D-1 is set forth on the Exhibit Index immediately following the signature page of this Schedule 14D-1 and is incorporated herein by reference.

(b) and (d) None.

(e)-(f)     Not Applicable.

                               SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 1998.    THE DOW CHEMICAL COMPANY


                              By:    /s/ G. MICHAEL LYNCH
                                 --------------------------------------
                              Name:  G. Michael Lynch
                              Title: Vice President and Controller


                              ROFAN SERVICES INC.


                              By:    /s/ J. PEDRO REINHARD
                                 --------------------------------------
                              Name:  J. Pedro Reinhard
                              Title: President


                              CENTEN AG INC.


                              By:    /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                              Name:  Brian G. Taylorson
                              Title: President


                              DOW AGROSCIENCES LLC


                              By:    /s/ LOUIS W. PRIBILA
                                 --------------------------------------
                              Name:  Louis W. Pribila
                              Title: Vice President, Secretary and General
                                     Counsel


                              AGROSCIENCES ACQUISITION INC.


                              By:  /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                              Name:  Brian G. Taylorson
                              Title: President

                                   EXHIBIT INDEX


                              Sequentially Numbered

Exhibit   Description                                                            Page
-------   -----------                                                            ----
99(a)(1)  Offer to Purchase dated September 4, 1998. . . . . . . . . . . . . . . . .
99(a)(2)  Form of Letter of Transmittal. . . . . . . . . . . . . . . . . . . . . . .
99(a)(3)  Form of Notice of Guaranteed Delivery. . . . . . . . . . . . . . . . . . .
99(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees, dated September 4, 1998. . . . . . . . . .
99(a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and other Nominees . . . . . . . . . .
99(a)(6)  Form of Option Election. . . . . . . . . . . . . . . . . . . . . . . . . .
99(a)(7)  Form of Stock Purchase Election. . . . . . . . . . . . . . . . . . . . . .
99(a)(8)  Form of Restricted Stock Election. . . . . . . . . . . . . . . . . . . . .
99(a)(9)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9. . . . . . . . . . . . . . . . . . . . . . . . . . .
99(a)(10) Form of Summary Advertisement. . . . . . . . . . . . . . . . . . . . . . .
99(c)(1)  Agreement and Plan of Merger among Mycogen Corporation,
            Dow AgroSciences LLC and AgroSciences Acquisition Inc. dated as of
            August 31, 1998. (Incorporated herein by reference from Exhibit 99.1 to Amendment No. 15 to Schedule 13D filed September 1, 1998).
99(c)(2)  Confidentiality Agreement among Mycogen Corporation,
            The Dow Chemical Company and Dow AgroSciences LLC
            dated July 16, 1998. . . . . . . . . . . . . . . . . . . . . . . . . . .
99(c)(3)  Exchange and Purchase Agreement among Mycogen Corporation,
            Agrigenetics, Inc., DowElanco and United AgriSeeds, Inc. dated as of
            January 15, 1996 (Incorporated herein by reference from Exhibit
            99(a)(1) to Schedule 13D filed January 25, 1996).
99(c)(4)  Amendment to Exchange and Purchase Agreement between Mycogen
            Corporation and Dow AgroSciences LLC dated as of July 2, 1998.
            (Incorporated herein by reference from Exhibit 99(1) to Amendment
            No. 14 to Schedule 13D filed July 23, 1998).
99(c)(5)  Technology Agreement among Mycogen Corporation, Agrigenetics, Inc.
            and DowElanco dated as of February 19, 1996 (Incorporated herein by reference from Exhibit B to Exhibit 99(a)(1) to Schedule 13D filed
            January 25, 1996).
99(c)(6)  Brassica License and Research Agreement between DowElanco Canada and Mycogen Corporation dated October 30, 1997.. . . . . . . . . . . . .
99(c)(7)  Restated Loan Agreement between Dow AgroSciences, LLC and
            Mycoyen S.A. dated May 15, 1998. . . . . . . . . . . . . . . . . . . . .
99(c)(8)  Loan Agreement between DowElanco and Mycogen Corporation dated as of April 1, 1997 (the "Dow Loan Agreement"). . . . . . . . . . . . . . .
99(c)(9)  Amendment No. 1 to Dow Loan Agreement dated as of September 29,
            1997.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99(c)(10) Amendment No. 2 to Dow Loan Agreement dated as of November 14, 1997. . . .
99(c)(11) Amendment No. 3 to Dow Loan Agreement dated as of November 18, 1997. . . .
99(c)(12) Amendment No. 4 to Dow Loan Agreement dated as of April 6, 1998. . . . . .
99(c)(13) Amendment No. 5 to Dow Loan Agreement dated as of October 1, 1997. . . . .
99(c)(14) Loan Agreement between Mycogen Corporation and DowElanco dated as of April 1, 1997 (the "Mycogen Loan Agreement).. . . . . . . . . . . . .
99(c)(15) Amendment No. 1 to Mycogen Loan Agreement dated as of April 6, 1998.
99(c)(16) Amendment No. 2 to Mycogen Loan Agreement dated as of October 1, 1998.
99(c)(17) Memorandum of Understanding dated September 3, 1998. . . . . . . . . . . .